Filed by Chesapeake Utilities Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Florida Public Utilities Company
Commission File No.: 001-10608
Dated: October 5, 2009

A Strategic Merger That Delivers Shareholder Value Presentation on October 5, 2009 A Solid Combination for Growth

Forward-Looking Statements This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth and expectation that earnings will be neutral or slightly accretive in 2010 and meaningfully accretive in 2011. We also identify certain forward-looking statements by the use of words such as "expected" or "anticipated." These statements are based on the current expectations of the management of Chesapeake and Florida Public Utilities. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. These risks and uncertainties include the following: the companies may be unable to obtain shareholder approvals required for the transaction; conditions to the closing of the merger may not be satisfied; problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; the transaction may involve unexpected costs or unexpected liabilities, or that the accounting for the transaction may be different from the companies' expectations; the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; the natural gas and electric industries may be subject to future regulatory or legislative actions that could adversely affect the combined company; and the combined company may be adversely affected by other economic, business, and/or competitive factors. Additional risk factors that may affect the future results of Chesapeake and Florida Public Utilities are set forth in their respective filings with the SEC, including the section entitled "Risk Factors" in each company's respective annual report on Form 10-K, which are available at investor.shareholder.com/CPK/sec.cfm and www.fpuc.com/about_us/invest.asp, respectively. Chesapeake and Florida Public Utilities undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. 2 Safe Harbor Statement

Additional Information and Where to Find It In connection with the proposed merger, Chesapeake Utilities Corporation ("Chesapeake") has filed a registration statement on Form S-4 (Registration No. 333-160795) with the SEC, containing a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus of Chesapeake, which was declared effective on September 10, 2009. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors are able to obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC's website. Free copies of Chesapeake's SEC filings are also available on Chesapeake's website at investor.shareholder.com/CPK/sec.cfm and free copies of Florida Public Utilities' SEC filings are also available on Florida Public Utilities' website at www.fpuc.com/about_us/invest.asp. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Participants in the Solicitation Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities' 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake's 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials filed with the SEC regarding the proposed merger. You may obtain free copies of these documents as described above. 3 Safe Harbor Statement

Introductions

John R. Schimkaitis	*Chesapeake Utilities Corporation* *President & CEO*
Michael P. McMasters	*Chesapeake Utilities Corporation* *Executive Vice President & COO*
Beth W. Cooper	*Chesapeake Utilities Corporation* *Senior Vice President, CFO, Treasurer and Corporate Secretary*
John T. English	*Florida Public Utilities Company* *Chairman, President & CEO*
George M. Bachman	*Florida Public Utilities Company* *CFO, Treasurer & Secretary*
Dennis S. Hudson III	*Florida Public Utilities Company* *Director*
Paul L. Maddock, Jr.	*Florida Public Utilities Company* *Director*
Mark H. Harnett	*Mackenzie Partners, Inc.* *Florida Public Utilities Company Proxy Solicitor* *President*

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Transaction Overview and Strategic Rationale Chesapeake: A Proven Track Record of Creating Shareholder Value Well-Positioned to Maximize Future Growth Opportunities Conclusion 5 Agenda

6 I. TRANSACTION OVERVIEW AND STRATEGIC RATIONALE

The Companies 7 Chesapeake Utilities Corporation 909 Silver Lake Boulevard Dover, Delaware 19904 (302) 734-6799 Internet address: www.chpk.com Incorporated in 1947, Chesapeake is a diversified utility company engaged in natural gas distribution, transmission and marketing, propane distribution and wholesale marketing, advanced information services and other related businesses. In total, Chesapeake currently serves approximately 100,000 distribution customers with either natural gas or propane. Chesapeake employs approximately 450 people and generated $291.4 million in revenues in 2008. Florida Public Utilities Company 401 South Dixie Highway West Palm Beach, Florida 33401 (561) 832-0872 Internet address: www.fpuc.com Founded in 1924, Florida Public Utilities distributes natural gas, propane and electricity to residential, commercial and industrial customers in Florida. Florida Public Utilities is organized into two regulated business segments - natural gas and electric; and one non-regulated business segment - propane. Florida Public Utilities also sells merchandise and other service-related products as a complement to its natural gas and propane segments. Florida Public Utilities serves approximately 96,000 customer s, employs approximately 350 people and generated $168.5 million in revenues in 2008.

Transaction Overview

Announcement of Transaction	•April 20, 2009
Structure	•Stock-for-stock transaction •FPU will become a wholly owned subsidiary of Chesapeake •Combined Company will remain on the NYSE under "CPK"
Merger Consideration	•Fixed Exchange Ratio •0.405 shares of Chesapeake stock for each FPU share •Estimated purchase price on June 30, 2009 as disclosed in the joint proxy of approximately $74.4 million.
Premium	•More than 15 percent premium to FPU holders based on FPU closing stock price on day prior to announcement of the transaction.
Ownership Post-Merger	•73 percent Chesapeake shareholders •27 percent FPU shareholders •2,477,185 Chesapeake shares issued to FPU holders upon closing
Approvals	•All required regulatory approvals received •Shareholder approvals pending; meetings scheduled for October 22, 2009
Expected Closing of Transaction	•October 29, 2009 *(effective November 1, 2009)*
Governance	•Management of Chesapeake will be unchanged; key executives from FPU have been retained to run FPU business •12 Directors – 10 from Chesapeake and 2 from FPU •Delaware-headquartered Company

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Compelling Value to Both Companies' Shareholders

CHESAPEAKE UTILITIES CORPORATION

- Expected to be earnings neutral or slightly accretive in 2010, and meaningfully accretive in 2011 *(based upon Chesapeake's internal earnings expectations)*
- Significant operational/financial synergies
- Enhanced financial strength and stability
- Increased scale, scope and diversity of regulated operations
  - *Stronger platform to grow the business*
  - *Expands portfolio with new utility distribution business (electric distribution)*
  - *Increases human resources in all functions*
  - *Spreads corporate overhead over a larger base*
- Larger footprint in the state of Florida
  - *Combined Florida business would be approximately 6x the size of Chesapeake's current Florida business (based upon customers served)*
- Similar values will support a successful integration

FLORIDA PUBLIC UTILITIES

- Immediate increase in value to FPU's shareholders via premium
- Expected to be earnings accretive in 2010 for FPU shareholders *(based upon FPU's and Chesapeake's internal earnings expectations)*
- Increased dividend opportunity for FPU shareholders *(an approximate 6 percent increase based on the current Chesapeake and FPU dividends)*
- Enhanced geographic and regulatory diversity
- Increased financial strength and access to capital to fund growth
- Larger corporate infrastructure to meet increasing public company regulations and to support business needs

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10 For the year ended December 31, 2008 (dollars in thousands) CPK FPU Combined Company Historical Net Income $13,607 $3,486 $17,093 Market Capitalization $214,918 $64,372 $279,290 Enterprise Value* $339,385 $124,051 $463,436 Average Customers:Natural GasPropaneElectricTotal Customers 65,20135,1690100,370 51,95712,46331,29595,715 117,15847,63231,295196,085 Employees 448 348 796 *Calculation of Enterprise Value = Market Capitalization + Total Debt + Preferred Securities + Minority Interest - Cash/Cash Equivalents. Increased Scope, Scale and Financial Strength

Expanded Florida Footprint


Holmes
Jackson
Gadsden
Suwannee
Washington
Union
Liberty
Gilchrist
Alachua
Marion
Citrus
Sumter
Hernando
Pasco
Osceola
Hillsborough
Polk
Indian River
Manatee
St. Lucie
DeSoto
Martin
Palm Beach
23 Counties Served by CPK
Pre-Merger


Holmes
Jackson
Gadsden
Suwannee
Nassau
Duval
Clay
Union
Washington
Calhoun
Liberty
Gilchrist
Alachua
Flagler
Levy
Marion
Volusia
Citrus
Lake
Seminole
Sumter
Orange
Hernando
Pasco
Osceola
Hillsborough
Polk
Indian River
Manatee
DeSoto
Martin
Palm Beach
Broward
15 Counties Served by CPK
11 Counties Served by FPU
8 Counties Served by CPK & FPU
Post-Merger

Complementary asset bases with common regulatory framework.
Strong presence serving 34 counties throughout Florida.
Positioned to benefit from Florida's future growth potential.

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Enhances Chesapeake's utility foundation Further builds upon Chesapeake's natural gas and propane distribution expertise Addition of electric distribution to energy portfolio provides another platform to grow business 12 Propane Distribution and Wholesale Marketing Natural Gas Marketing Advanced Information Services Natural Gas Distribution Natural Gas Transmission PLUS Electric Distribution A Stronger Post-Merger Utility Platform

Significant Synergy Opportunities

Financial Synergies

- Audit
- Legal
- Insurance
- Information technology
- Administrative
- Interest expense
- Other public company costs

Operational Synergies

- Migrate to one utility billing system
- Eliminate redundant facilities and related costs
  - *~Significant opportunities for operational efficiencies in Florida*
- Long-term will continue to work towards implementation of best practices

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14 Energy, Inc. made an unsuccessful competing bid to acquire FPU and now is urging shareholders to reject FPU's value-creating combination with Chesapeake. FPU's Board unanimously determined that Energy, Inc.'s proposal did not provide sufficient value to FPU shareholders, particularly in comparison to other alternatives. Insufficient compared both to Chesapeake's proposal and to FPU's prospects as an independent company Energy, Inc. proposal was evaluated by the FPU Board, with assistance from its financial and legal advisors. After consideration, FPU Board rejected Energy, Inc.'s offer as inadequate. Energy, Inc. did not respond when informed of the rejection, other than to criticize the Chesapeake combination. Chesapeake offer provides better short-term value for FPU shareholders. Higher per-share premium than Energy, Inc. offered Energy, Inc.'s market capitalization is approximately half that of FPU. Relative sizes of Energy, Inc. and FPU create inherent valuation problems in establishing an exchange ratio. Chesapeake/FPU combination offers better long-term prospects for FPU shareholders. Greater synergies between the companies Increased access to capital to fund growth Larger platform to address increasing costs of public company and industry regulation. Concerns about Energy, Inc. as a merger partner Chesapeake's Offer Is Compelling and Superior to Alternatives

15 Contrary to assertions by Energy Inc., the lack of a market check by FPU in April of 2009 did not result in a lower value for shareholders. FPU's Board has for some time considered potential transactions that would enhance FPU's ability to efficiently access capital to fund growth. FPU's Board repeatedly considered the possibility of entering into discussions with other merger partners. FPU's Board bargained for the best transaction available, and would not agree to a combination that provided FPU's shareholders less than full value. Demanding a market check after Chesapeake and FPU reached agreement could have resulted in losing the Chesapeake transaction, or a lower exchange ratio for FPU shares and was viewed as unnecessary in light of the Board's ongoing market checks. In April 2009, FPU's Board considered the Chesapeake transaction, the Energy, Inc. transaction and FPU's prospects as an independent company, and determined to pursue the combination with Chesapeake. No competing bids have emerged in the more than 5 months since the Chesapeake/FPU combination was announced, and the FPU Board has received no indication of interest from any third party since the announcement. FPU's Process Led to a Fairly-Priced Transaction That Delivers Significant Value to Shareholders

16 FPU's Board Conducted an Independent, Objective Evaluation Process Focused on Maximizing Shareholder Value Contrary to Energy Inc.'s assertions, FPU's Board conducted a process focused on maximizing shareholder value. FPU's experienced and independent Board was closely engaged in the process of evaluating and negotiating the Chesapeake transaction Two FPU executives are receiving "stay bonuses" in connection with the merger. However: The stay bonuses being paid to the two FPU employees are significantly lower than the severance payments to which these employees were entitled under existing employment agreements FPU executives will have management positions in the combined Company due to their proven record of performance and will deliver significant value to Chesapeake going forward CEO Jack English, who will receive a severance package, is the only executive receiving compensation as a result of the merger who serves on the Board; the other five other members of the Board unanimously approved the combination with Chesapeake Energy Inc. also falsely insinuates that FPU's Board did not consider a pending rate increase when evaluating the exchange ratio for the combination with Chesapeake In fact, FPU's Board was aware of the pending rate case and considered that information when evaluating the exchange ratio for the combination Additionally, the financial forecasts and analysis performed by Houlihan Lokey at the request of the FPU Board did include projected natural gas rate implications of a Florida Public Service Commission approval

17 II. CHESAPEAKE: A PROVEN TRACK RECORD OF CREATING SHAREHOLDER VALUE

The future is brighter on a combined basis. The combination of the two companies will dilute the costs associated with being a public company which have increased in the last five years. Both companies will benefit from increased access to capital, pursuing and executing on projects that may not have been approached as separate companies. Chesapeake's planning processes have been yielding excellent results.We plan five years out and look for opportunities to grow at multiples of the industry average.Implementing these processes at FPU will increase Chesapeake's and FPU's growth. The Florida Public Service Commission has allowed recovery of the premiums paid through rates when natural gas companies have demonstrated that the benefits of the acquisition exceed the costs recovered. 18 Why Join Together?

19 Chesapeake has a strong balance sheet, an experienced management team and a proven strategy. Over the long-term, Chesapeake has continued to remain focused in executing its strategy - achieving steady growth in our core energy businesses, making new capital investments, sustaining our growth and exploring strategic acquisitions to strengthen and diversify its portfolio. With the merger, Chesapeake is continuing to execute its growth strategy. Strong Strategy for Past and Future Value Creation

20 Performance Quadrant: 2006-2008 Peer ROE vs. Capital Expenditures Highly Regulated Utility Peer Company (less than 10% of pre-tax, pre-interest income comes from unregulated operations) Slightly Diversified Peer Company (between 10% and 30% of pre-tax, pre-interest income comes from unregulated operations) Diversified Peer Company (greater than 30% of pre-tax, pre-interest income comes from unregulated operations) Source: Bloomberg Chesapeake is one of only two companies within the peer group detailed below that exceed the mean in average ROE and reinvestment of capital. Chesapeake invests almost 85% more capital than the average natural gas utility while still achieving above-average returns. A Leader in Deploying Capital Effectively NOTE: The 12 companies in the Edward Jones Distribution Peer Group include: AGL Resources, Inc. (AGL), Atmos Energy Corporation (ATO), Corning Natural Gas Corporation (CNIG), Delta Natural Gas Company, Inc. (DGAS), Energy, Inc. (EGAS), The Laclede Group, Inc. (LG), New Jersey Resources Corporation (NJR), Northwest Natural Gas Company (NWN), Piedmont Natural Gas Co., Inc. (PNY), RGC Resources, Inc. (RGCO), South Jersey Industries, Inc. (SJI), and WGL Holdings, Inc. (WGL). SWX has been added to the peer group for the purposes of this analysis as SWX was largely considered to be the fastest growing natural gas utility in the country prior to the new housing construction slowdown. CNIG's ROE is -8.99% and not reflective on the graph; however, the data is included in the analysis.

21 In spite of a struggling economy and stagnant housing market, Chesapeake continues to grow its energy business while making new capital investments to generate future growth. Approximately 5% - Earnings Per Share Compound Annual Growth Rate Consistent Growth in Earnings

22 Chesapeake's shareholder return has exceeded the industry peer group, as well as FPU. Source: Bloomberg Shareholder Return

23 Chesapeake market capitalization has more than doubled over the last 10 years and approximately quadrupled over the last 16 years. Making Capital Investments to Drive Growth in Earnings, Dividends and Market Value

24 Over the last five years, Chesapeake has continued to make capital investments that generate earnings growth, increasing its earnings retention ratio and its dividend per share. Based on the current Chesapeake dividend, the transaction will offer an increased dividend opportunity for FPU shareholders (an approximate 6 percent increase based on the current Chesapeake and FPU dividends). Chesapeake has paid dividends for 48 consecutive years. Prudent Policy, Steadily Increasing Dividends

25 Combined Company will have financial strength and flexibility to access capital markets to fund future growth. 41% 59% Strong, Well-Capitalized Balance Sheet

26 III. WELL-POSITIONED TO MAXIMIZE FUTURE GROWTH OPPORTUNITIES

Experienced, Capable, Independent Board of Directors

Board of Directors		Appointed
Ralph J. Adkins	Chairman of the Board Formerly the CEO of Chesapeake (1990-1999)	1989
Eugene H. Bayard, Esq.	Law Partner Wilson, Halbrook & Bayard, Georgetown, DE	2006
Richard Bernstein	President & CEO, LWRC International, LLC, Cambridge, MD Retired President & CEO, BAI Aerosystems, Inc., Easton, MD	1994
Thomas J. Bresnan	President & CEO, Schneider Sales Management, LLC, Greenwood Village, CO Former President, CEO & Director, New Horizons Worldwide, Inc., Anaheim, CA	2001
Thomas P. Hill, Jr.	Retired VP of Finance & CFO, Exelon Energy Delivery, Philadelphia, PA	2006
J. Peter Martin	Retired Founder, President & CEO, Atlantic Utilities Corporation, Miami, FL	2001
Joseph E. Moore	Law Partner Williams, Moore, Shockley & Harrison, LLP, Ocean City, MD	2001
Dianna F. Morgan	Chair of the Board of Trustees, University of Florida, Gainesville, FL Former Senior VP of Public Affairs & Senior VP of Human Resources, Walt Disney World Co.	2008
Calvert A. Morgan	Director & Special Advisor, WSFS Financial Corporation, Wilmington, DE Director and Vice Chairman, Wilmington Savings Fund Society, Wilmington, DE Retired Chairman, President & CEO, PNC Bank, Delaware, Wilmington, DE	2000
John R. Schimkaitis	President & CEO of Chesapeake	1996
New FPU Director	XXXXXXXX	XXXX
New FPU Director	XXXXXXXX	XXXX

Chesapeake's Board of Directors is well-balanced with diverse individuals having knowledge and expertise relevant to Chesapeake's various businesses *(Eleven of the twelve directors will be independent after the merger, 92%).*

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Combination of Proven Management

Management	Pre-Merger	Post-Merger
John R. Schimkaitis	**Chesapeake Utilities Corporation** *President and Chief Executive Officer*	**Chesapeake Utilities Corporation** *President and Chief Executive Officer* **Florida Public Utilities Company** *Chairman, President and Chief Executive Officer*
Michael P. McMasters	**Chesapeake Utilities Corporation** Executive Vice President and Chief Operating Officer	**Chesapeake Utilities Corporation** Executive Vice President and Chief Operating Officer
Beth W. Cooper	**Chesapeake Utilities Corporation** *Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary*	**Chesapeake Utilities Corporation** *Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary*
Stephen C. Thompson	**Chesapeake Utilities Corporation** *Senior Vice President and President of Eastern Shore Natural Gas Company*	**Chesapeake Utilities Corporation** *Senior Vice President and President of Eastern Shore Natural Gas Company*
Thomas A. Geoffroy	**Chesapeake Utilities Corporation** *Vice President*	**Chesapeake Utilities Corporation** *Vice President*
John T. English	**Florida Public Utilities Company** *Chairman, President and Chief Executive Officer*	**Remain on as a consultant for up to two years**
Charles Stein	**Florida Public Utilities Company** *Senior Vice President and Chief Operating Officer*	**Florida Public Utilities Company** *Senior Vice President and Chief Operating Officer*
George M. Bachman	**Florida Public Utilities Company** *Chief Financial Officer, Treasurer and Secretary*	**Florida Public Utilities Company** *Chief Financial Officer, Treasurer and Secretary*

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29 IV. CONCLUSION

Chesapeake Utilities Corporation / Florida Public Utilities CompanyA Solid Combination for GrowthFocused on what matters most to investors: Financially conservative company with stable earnings Expectation for Chesapeake continuing dividend policy* Proven execution of growth strategy Merger creates larger, stronger platform for future growth Enhanced Florida geographic footprint Strong balance sheet with proven access to capital Significant opportunities for synergies Experienced leadership team with proven track record Diversified Board of Directors that adheres to strong and transparent governance practices 30 *Dividend policy subject to discretion of Board of Directors. Closing Remarks

This is a Solid Combination for Growth Thank You. A Solid Combination for Growth